Exhibit 10.18

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is by and between Rocket Limited Partnership (the “Company”) and Jesse K. Bray (“Executive” and, together with the Company, the “Parties”), effective as of the Effective Date (as defined below).
RECITALS
WHEREAS, the Parties desire to enter into a written employment agreement to reflect the terms upon which Executive shall provide services to the Company and/or its direct and indirect subsidiaries, whether existing on the Effective Date or thereafter acquired or formed (each, a “Rocket Company,” and with Rocket Companies, Inc. (“Parent”), collectively, the “Rocket Companies”), in furtherance of the provisions set forth in the Offer Letter between the Parties dated April 29, 2025 (including Exhibit A attached thereto, the “Offer Letter”); and
WHEREAS, Executive’s agreement to enter into this Agreement and be bound by the terms hereof, including the restrictive covenants described herein, is a material inducement to the Rocket Companies’ willingness to provide compensation to Executive as described herein, and the Rocket Companies would not otherwise grant such compensation to Executive if Executive did not agree to enter into this Agreement.
NOW, THEREFORE, in consideration of the mutual promises, terms, covenants, and conditions set forth in this Agreement, and the performance by the Parties of their respective obligations hereunder, the Parties, intending to be legally bound, agree as follows:

AGREEMENTS

1.Term. The term of this Agreement and of Executive’s employment with the Company hereunder (the “Term”) shall be effective as of, and subject to, the Closing (as defined in the Offer Letter) (the “Effective Date”) and continue until Executive’s employment is terminated by either Party in accordance with Section 6 of this Agreement. Executive’s employment hereunder shall be “at will”, such that the Company may terminate Executive’s employment at any time (subject to the applicable provisions of the Offer Letter), with or without reason and with or without notice, and Executive may resign at any time, with or without reason and with or without notice (except as expressly set forth herein).

2.Position and Duties. On the Effective Date, Executive shall be the President and Chief Executive Officer of Rocket Mortgage, reporting solely and directly to the Chief Executive Officer of Parent (“Rocket CEO”). Executive shall have such responsibilities, duties, and authorities as set forth in the Offer Letter and as are otherwise assigned by the Rocket CEO and are commensurate with the position of President and Chief Executive Officer of Rocket Mortgage, including such other positions (without additional compensation) with any Rocket Company as set forth in the Offer Letter and as are otherwise determined by the Company in its discretion. Executive shall fulfill his duties and responsibilities in a diligent, trustworthy and appropriate manner and in compliance with the policies and practices of the Company and applicable law. During the Term, Executive shall devote his full business time and attention to the business and affairs of the Rocket Companies and shall not be engaged in or employed by or provide services to any other business enterprise (including, for the avoidance of doubt, service on boards of directors) without the written approval of the Board of Directors of Parent (the “Board”); provided, however, that Executive may manage his personal affairs, finances, and investments, and may participate in charitable and not-for-profit activities, all without the necessity of obtaining the Board’s approval, so long as such activities do not create an actual or potential conflict of interest with, or interfere with the performance of, Executive’s duties hereunder or conflict with Executive’s covenants under Sections 7 through 11 of this Agreement, in each case as determined in the sole judgment of the Board.

3.Compensation. For all services rendered by Executive (including his compliance with the covenants in Sections 7 through 11 of this Agreement) to the Rocket Companies, the Rocket Companies shall compensate Executive during the Term as follows, except as otherwise set forth in the Offer Letter:

(a)Base Salary. The annual base salary payable to Executive as set forth in the Offer Letter shall be paid in substantially equal installments on a regular basis in accordance with the Company’s standard payroll procedures, and prorated for any partial year of employment (the “Base Salary”).

(b)Annual Bonus. For each fiscal year during the Term, Executive shall be eligible for an annual bonus (the “Annual Bonus”) as set forth in the Offer Letter and based on the satisfaction of such business objectives and/or other criteria as determined in the sole discretion of the Committee. The

Annual Bonus shall be paid in accordance with the Company’s customary practices for payment of annual bonuses to senior executive employees, subject to Executive’s continued employment through the payment date and subject to any clawback or recoupment policies in effect from time to time.

(c)Benefits and Perquisites. Executive shall be entitled to participate in the employee benefit plans and programs of the Rocket Companies in accordance with the terms of such plans and programs.

(d)Vacation. Executive shall be entitled to paid vacation during each calendar year (prorated for any partial calendar year of employment) in accordance with the Rocket Companies’ policies and practices for senior executive employees of the Rocket Companies.

4.Expense Reimbursement. The Company shall reimburse Executive for (or, at the Company’s option, pay) all business travel and other out-of-pocket expenses reasonably incurred by Executive in the performance of his duties under this Agreement. All reimbursable expenses shall be appropriately documented by Executive upon submission of any request for reimbursement in a manner consistent with the expense reporting policies of the Rocket Companies and applicable federal and state tax recordkeeping requirements.

5.Place of Performance. Executive shall carry out his duties and responsibilities under this Agreement at the locations set forth in the Offer Letter. Executive understands that his position will involve travel and agrees to undertake such travel as may be necessary or desirable in the performance of his duties and responsibilities under this Agreement and in accordance with, and subject to, the terms set forth in the Offer Letter.

6.Termination; Rights on Termination. Executive’s employment under this Agreement may be terminated by either Party at any time and for any reason; provided, however, that Executive is requested (but not required) to give the Company at least 60 days advance written notice of any resignation of Executive’s employment hereunder (and in such event, the Company may in its sole discretion elect to accelerate Executive’s date of termination of employment). Notwithstanding the foregoing, Executive’s employment shall automatically terminate upon Executive’s death. A termination of Executive’s employment will also comply with the applicable provisions of the Offer Letter.

(a)Resignation From All Positions. Upon termination of Executive’s employment for any reason, Executive agrees to resign, as of the date of termination, from all positions, whether as officer, director, employee, trustee, consultant or otherwise, that Executive then holds with the Rocket Companies, except as otherwise agreed to by the Parties. Executive agrees to promptly execute such documents as the Company shall reasonably deem necessary to effect such resignations, and in the event that the Executive is unable or unwilling to, or does not, execute any such document, Executive hereby grants his proxy to any officer of the Company to so execute on his behalf or will otherwise be deemed to have resigned from all such positions.
(b)Payment Through Termination. Upon termination of Executive’s employment for any reason, Executive shall be entitled to receive his Base Salary and all benefits and reimbursements earned or accrued through the effective date of termination. Such Base Salary shall be paid in accordance with the Company’s standard payroll procedures. No other compensation or benefits will be due or payable to Executive after such termination, except as provided in the Offer Letter or in Section 19 or as provided or as otherwise required under the terms of the employee benefit/incentive plans and programs of the Rocket Companies or applicable law.

(c)Provisions that Survive Termination of Agreement. All rights and obligations of the Parties under this Agreement shall cease as of the effective date of termination of this Agreement, except that (i) the Company’s payment and other obligations under this Section 6 of this Agreement, if any, and its rights and/or obligations under Sections 17 through 19 of this Agreement shall survive such termination in accordance with their terms, and (ii) Executive’s obligations under Sections 7 through 12, Sections 17 through 19 and Section 21 of this Agreement shall survive such termination in accordance with their terms.

(a)Compliance with Code Section 409A.

(i)The Parties intend all payments and provisions of any amount or benefit under this Agreement and the Offer Letter to be exempt from, or comply with, the requirements of

Section 409A of the Code (“Section 409A”), and this Agreement shall, to the extent practical, be operated and administered to effectuate such intent. In furtherance thereof, if payment or provision of any such amount or benefit at the time specified in this Agreement or the Offer Letter would subject such amount or benefit to any additional tax under Section 409A, the payment or provision of such amount or benefit shall be postponed to the earliest commencement date on which the payment or the provision of such amount or benefit could be made without incurring such additional tax. In addition, to the extent that any regulations or guidance issued under Section 409A (after application of the previous provision of this Section 6(d)) would subject Executive to the payment of interest or any additional tax under Section 409A, the Parties agree, to the extent reasonably possible, to amend this Agreement or Offer Letter, as applicable, in order to avoid the imposition of any such interest or additional tax under Section 409A.

(ii)With respect to the payment or provision of any amount or benefit under this Agreement or the Offer Letter or under any other Rocket Company plan, policy or agreement constituting nonqualified deferred compensation subject to Section 409A, (A) all expenses or other reimbursements provided herein shall be payable in accordance with the Company’s policies in effect from time to time, but in any event shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by Executive; (B) no such reimbursement or expenses eligible for reimbursement in any taxable year shall in any way affect the expenses eligible for reimbursement in any other taxable year; and (C) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit.

(iii)If Executive is deemed on the date of termination of employment to be a “specified employee” within the meaning of that term under Section 409A, then with regard to the payment or provision of any amount or benefit under this Agreement or the Offer Letter or under any other Rocket Company plan, policy or agreement that is considered nonqualified deferred compensation under Section 409A payable on account of a “separation from service,” such payment or benefit shall be made or provided on the first business day following the earlier of (A) the expiration of the six (6)-month period measured from the date of such “separation from service” of Executive, and (B) the date of Executive’s death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 6(d) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Executive in a lump sum (without interest) on the first business day following the Delay Period, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. To the extent required by Section 409A, with respect to any payment to be made within a specified period that begins in one taxable year and ends in a second taxable year, the payment will always be made in the second taxable year.

(iv)Executive’s right to receive any installment payments payable hereunder shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment for purposes of Section 409A.

7.Executive Covenants.

(a)Executive acknowledges and agrees that during his employment with the Company, he will be providing services to the Rocket Companies and that he will be intimately involved in the planning for or direction of the business of the Rocket Companies, and that he has or will obtain selective or specialized skills, knowledge, abilities, or customer contacts or information by reason of working for the Company and providing services to the Rocket Companies.

(b)Non-Hire. During the Executive’s employment with the Company and until the later of (x) the date that is twenty-four (24) months from the date of Executive’s termination of employment with the Company for any reason, and (y) the third anniversary of the Closing (the “Restricted Period”), Executive shall not, directly or indirectly, solicit or induce any officer, director, employee, agent or consultant of the Rocket Companies or any of their successors, assigns, subsidiaries or affiliates to terminate his, her or its employment or other relationship with the Rocket Companies or any of their successors, assigns, subsidiaries or affiliates, or otherwise encourage any such person or entity to leave or sever his, her or its employment or other relationship with the Rocket Companies or any of their successors, assigns, subsidiaries or affiliates, for any other reason.

(c)Non-Solicitation. During the Restricted Period, Executive shall not, directly or indirectly, solicit or induce any “customer” or “prospective customer” for the purpose of (i) engaging in a business competitive with the Business of the Rocket Companies, or (ii) to discontinue, diminish, reduce or otherwise alter their relationship in a manner adverse to that of the Business of the Rocket Companies.

(d)Non-Competition. During the Restricted Period, Executive shall not, directly or indirectly, either as principal, agent, employee, employer, consultant, partner or shareholder in excess of five percent (5%) of a publicly traded corporation, corporate officer or director, or in any other representative capacity, engage or otherwise participate in any manner or fashion within the Territory with any business, whose primary business is in direct competition with the Business of the Rocket Companies. For clarification, any business that derives the majority of their revenue from mortgage servicing and/or mortgage origination, would be considered a direct competitor. Executive further agrees that this restrictive covenant is reasonable as to duration, terms and geographical area and that the same protects the legitimate interest of the Rocket Companies and their respective affiliates, imposes no undue hardship on Executive, is not injurious to the public and that any violation of this restrictive covenant shall be specifically enforceable in any court with jurisdiction upon short notice. For purposes of clarity, the parties agree that it shall not be a violation of this Section 7(d) for Executive to be employed by or provide services to a consulting firm, investment bank, asset-manager or private equity firm, contingent on Executive refraining from servicing any entity that would be considered a direct competitor if Executive had been employed or otherwise engaged directly by such entity.

(e)For purposes of Sections 7 through 11 of this Agreement:

(i)The “Territory” shall be defined as the United States of America, Canada and any other territory where Executive is working and providing services or the Rocket Companies are doing business at the time of termination of employment with the Company; which Executive acknowledges and agrees is the territory in which he is providing services to the Rocket Companies pursuant to this Agreement.

(ii)The “Business of the Rocket Companies” means (A) any business or activity engaged in by any of the Rocket Companies and (B) any other business opportunity that is under active consideration by any of the Rocket Companies during the Term.

(f)The covenants in this Section 7 are severable and separate, and the unenforceability of any specific covenant shall not affect the provisions of any other covenant. If any provision of this Section 7 relating to the time period, scope, or geographic area of the restrictive covenants shall be declared by a court of competent jurisdiction or arbitrator to exceed the maximum time period, scope, or geographic area, as applicable, that such court or arbitrator deems reasonable and enforceable, then this Agreement shall automatically be considered to have been amended and revised to reflect such determination.

(g)All of the covenants in this Section 7 shall be construed as an agreement independent of any other provisions in this Agreement, and the existence of any claim or cause of action Executive may have against any Rocket Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by any Rocket Company of such covenants.

(h)Executive has carefully read and considered the provisions of this Section 7 and, having done so, agrees that the restrictive covenants in this Section 7 impose a fair and reasonable restraint on Executive and are reasonably required to protect the interests of the Rocket Companies and their respective officers, directors, employees and equityholders.

8.Trade Secrets and Confidential Information.

(a)For purposes of this Section 8, “Confidential Information” means all non-public or proprietary data or information (other than Trade Secrets) concerning the business and operations of the Rocket Companies, including, but not limited to, any non-public information (regardless of whether in writing or retained as personal knowledge) pertaining to research and development; product costs, designs and processes; equity holder information; pricing, cost, or profit factors; quality programs; annual budget and long-range business plans; marketing plans and methods; contracts and bids; business ideas and methods, inventions, innovations, developments, graphic designs, website designs, patterns, specifications, procedures, databases and personnel. “Trade Secret” means trade secret as defined by applicable state law. In the absence of such a definition, Trade Secret means information including, but not limited to, any technical or nontechnical data, formula, pattern, compilation, program, device, method, technique, drawing, process, financial data, financial plan, product plan, list of actual or potential customers or suppliers or other information similar to any of the foregoing, which (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can derive economic value from its disclosure or use and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.
(b)Executive acknowledges that in the course of his employment with the Company, he will receive or will have access to Confidential Information and Trade Secrets of the Rocket Companies, and that unauthorized or improper use or disclosure by Executive of such Confidential Information or Trade Secrets will cause serious and irreparable harm to the Rocket Companies. Accordingly, he is willing to enter into the covenants contained in Sections 7 through 11 of this Agreement in order to provide the Rocket Companies with what he considers to be reasonable protection for its interests.

(c)Executive hereby agrees to (i) hold in confidence all Confidential Information of the Rocket Companies that come into his knowledge during his employment by the Company and (ii) not disclose, publish or make use of such Confidential Information, other than in the good-faith performance of his duties, without the prior written consent of the Company for as long as the information remains Confidential Information.

(d)Executive hereby agrees to hold in confidence all Trade Secrets of the Rocket Companies that come into his knowledge during his employment by the Company and not to disclose, publish, or make use of at any time after the date hereof such Trade Secrets without the prior written consent of the Company for as long as the information remains a Trade Secret.

(e)Notwithstanding the foregoing, the provisions of this Section 8 will not apply to (i) Confidential Information or Trade Secrets that otherwise becomes generally known in the industry or to the public through no act of Executive or any person or entity acting by or on Executive’s behalf or information which Executive can demonstrate to have had rightfully in his possession prior to the commencement of his employment or services with any of the Rocket Companies or their Affiliates or (ii) information required to be disclosed by judicial or governmental proceedings; provided that, in the event Executive is ordered by a court or other government agency to disclose any Confidential Information, Executive shall (1) promptly notify the Company of such order, (2) diligently contest such order at the sole expense of the Company as expenses occur, and (3) seek to obtain at the sole expense of the Company such confidential treatment as may be available under applicable laws for any information disclosed under such order.

(f)Notwithstanding anything to the contrary herein, nothing in this Agreement will prohibit Executive from making reports of possible violations of federal law or regulation to any governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the ’34 Act or Section 806 of the Sarbanes-Oxley Act of 2002, or of any other whistleblower protection provisions of federal law or regulation, or require modification or prior approval by the Company or any other Rocket Company of any such reporting.

(g)Notwithstanding anything to the contrary contained herein, pursuant to the Defend Trade Secrets Act of 2016, Executive shall not be held criminally or civilly liable under any federal or state Trade Secret law for the disclosure of a Trade Secret that: (i) is made (A) in confidence to a Federal, state, or local government official, either directly or indirectly, or to an attorney; and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Executive also understands that if he files a lawsuit for retaliation by the Company for reporting a suspected violation of law, Executive may disclose the Trade Secret to his attorney and use the Trade Secret information in the court proceeding, if Executive (i) files any document containing the Trade Secret under seal, and (ii) does not disclose the Trade Secret, except pursuant to court order.
9.Nondisparagement. During the Term and thereafter, except as required in the good faith conduct of his duties Executive shall not, directly or indirectly, take any action, or encourage others to take any action, to disparage or criticize any Rocket Company or any affiliate of any Rocket Company or their respective officers, directors, agents, or executives. Following the end of the Term, the Company shall direct the executive officers of, and members of the Board not to disparage Executive.

10.Return of Company Property. All records, designs, patents, business plans, financial statements, manuals, memoranda, customer lists, computer data, customer information, equipment, supplies, furniture and other property or information delivered to or compiled by Executive by or on behalf of the Rocket Companies, their representatives, vendors or customers shall be and remain the property of the Rocket Companies, and be subject at all times to its discretion and control. Upon the request of any Rocket Company and, in any event, upon the termination of Executive’s employment with the Rocket Companies, Executive shall promptly deliver all such materials to the Rocket Companies.

11.Work Product and Inventions.

(a)Works. Executive acknowledges that Executive’s work on and contributions to documents, programs, methodologies, protocols, and other expressions in any tangible medium (including, without limitation, all business ideas and methods, inventions, innovations, developments, graphic designs, web site designs, patterns, specifications, procedures or processes, market research, databases, works of authorship, products and other works of creative authorship) which have been or will be prepared by Executive, or to which Executive has contributed or will contribute, in connection with Executive’s services to any Rocket Company (collectively, “Works”), are and will be within the scope of Executive’s employment and part of Executive’s duties and responsibilities. Executive’s work on and contributions to the Works will be rendered and made by Executive for, at the instigation of, and under the overall direction of any Rocket Company, and are and at all times shall be regarded, together with the Works, as “work made for hire” as that term is used in the United States Copyright Laws. However, to the extent that any court or agency should conclude that the Works (or any of them) do not constitute or qualify as a “work made for hire”, Executive hereby assigns, grants, and delivers exclusively and throughout the world to the Company all rights, titles and interests in and to any such Works, and all copies and versions, including all copyrights and renewals. Executive agrees to cooperate with the Company and to execute and deliver to the Company and its successors and assigns, any assignments and documents the Company requests for the purpose of establishing, evidencing, and enforcing or defending its complete, exclusive, perpetual and worldwide ownership of all rights, titles and interests of every kind and nature, including all copyrights, in and to the Works, and Executive constitutes and appoints the Company as its agent to execute and deliver any assignments or documents Executive fails or refuses to execute and deliver, this power and agency being coupled with an interest and being irrevocable. Without limiting the preceding provisions of this Section 11(a), Executive agrees that the Company may edit and otherwise modify, and use, publish and otherwise exploit, the Works in all media and in such manner as the Company, in its sole discretion, may determine.

(b)Inventions and Ideas. Executive shall disclose promptly to the Company (which shall receive it in confidence), and only to the Company, any invention or idea of Executive in any way connected with Executive’s services or related to the Business of the Rocket Companies, any Rocket Company’s research or development, or demonstrably anticipated research or development (developed alone or with others), conceived or made during the Term or within three (3) months thereafter and hereby assigns to the Company any such invention or idea. Executive agrees, subject to reimbursement of actual out of pocket expenses related thereto and at the Company’s sole liability and expense, to cooperate with the Company and sign all papers reasonably deemed necessary by the Company to enable it to obtain, maintain, protect and defend patents covering such inventions and ideas and to confirm the Company’s exclusive ownership of all rights in such inventions, ideas and patents, and irrevocably appoints the Company as its agent to execute and deliver any assignments or documents Executive fails or refuses to execute and deliver promptly, this power and agency being coupled with an interest and being irrevocable. This constitutes the Company’s written notification that this assignment does not apply to an invention for which no equipment, supplies, facility or Trade Secret information of any Rocket Company was used and which was conceived and developed entirely on Executive’s own time, unless (i) the invention relates (A) directly to the Business of the Rocket Companies, or (B) to actual or demonstrably anticipated research or development of any Rocket Company, or (ii) the invention results from any work performed by Executive for any Rocket Company.

12.Notification of Subsequent Employer. Executive hereby agrees that prior to accepting employment with, or agreeing to provide services to, any other Person during any period during which Executive remains subject to any of the covenants set forth in Sections 7 through 11, Executive shall provide such prospective employer with written notice of such provisions of this Agreement, with a copy of such notice delivered simultaneously to the Company.

13.Assignment; Binding Effect. Executive understands that he has been selected for employment by the Company on the basis of his personal qualifications, experience, and skills. Executive agrees, therefore, that he cannot assign all or any portion of his performance under this Agreement. The Company may assign this Agreement to the purchaser of substantially all of the assets of the Company, or to any other Rocket Company (but if such Rocket Company assignee fails to timely fulfill any of its obligations under this Agreement or the Offer Letter then the Company shall remain liable to timely perform such obligations). Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective heirs, legal representatives, successors and permitted assigns. Executive acknowledges and agrees that each Rocket Company is a third-party beneficiary of this Agreement, including, without limitation, this Section 13 and Section 17 hereof.

14.Complete Agreement; Waiver; Amendment. Executive has no oral representations, understandings, or agreements with the Company or any of its officers, directors or representatives covering the same subject matter as this Agreement, other than the Offer Letter. This Agreement (together with the Offer Letter) along with the agreements referenced therein is the final, complete and exclusive statement of expression of the agreement between the Parties with respect to the subject matter hereof (including, but not limited to, terms of employment and the termination of such employment) and cannot be varied, contradicted or supplemented by evidence of any prior or contemporaneous oral or written agreements. This Agreement may not be later modified except by a further writing signed by a duly authorized officer of the Company or member of the Board and Executive, and no term of this Agreement may be waived except by a writing signed by the Party waiving the benefit of such term. The waiver by any Party to this Agreement of a breach of any of the provisions of this Agreement shall not operate or be construed as a waiver of any subsequent or simultaneous breach. In the event of any conflict between this Agreement and the Offer Letter, the Offer Letter shall control.

15.Notice. Whenever any notice is required hereunder, it shall be given in writing addressed as follows:

To the Company or the Board:
Rocket Limited Partnership
c/o Rocket Companies, Inc. 1050 Woodward Avenue
Detroit, Michigan 48226 Attn: Board of Directors

To Executive, to the most recent address the Company has on file for Executive.

16.Severability; Headings. If any portion of this Agreement is held invalid or inoperative, the other portions of this Agreement shall be deemed valid and operative and, so far as is reasonable and possible, effect shall be given to the intent manifested by the portion held invalid or inoperative. This severability provision shall be in addition to, and not in place of, the provisions of Section 7(f) above. The Section and section headings are for reference purposes only and are not intended in any way to describe, interpret, define or limit the extent of the Agreement or of any part hereof.

17.Equitable Remedy. Because of the difficulty of measuring economic losses to any Rocket Company as a result of a breach of the covenants set forth in Sections 7 through 11, and because of the immediate and irreparable damage that would be caused to the Rocket Companies for which monetary damages would not be a sufficient remedy, it is hereby agreed that in addition to all other remedies that may be available to the Rocket Companies, at law or in equity, each Rocket Company shall be entitled to specific performance and any injunctive or other equitable relief as a remedy for any breach or threatened breach by Executive of any provision of Sections 7 through 11 of this Agreement. Each Rocket Company may seek temporary and/or permanent injunctive relief for an alleged violation of Sections 7 through 11 of this Agreement without the necessity of first arbitrating the matter pursuant to Section 17 of this Agreement and without the necessity of posting a bond.

18.Arbitration.

(a)Except for an action by any Rocket Company for injunctive relief as described in Section 17 of this Agreement, all disputes and/or claims arising out of or under this Agreement and/or out of or in connection with Executive’s employment with Company, other than any claims for equitable relief, shall be submitted to binding and confidential arbitration.

(b)Binding arbitration shall be commenced by serving upon the other Party(ies) a written demand for arbitration stating any and all the claims and relief requested. The binding arbitration shall be governed by the provisions of the employment arbitration rules of the American Arbitration Association, and the arbitration proceedings shall be located in Wayne County, Michigan. The Parties shall mutually select one arbitrator to preside over the dispute; provided, however, if the Parties are unable to mutually agree on the selection of a single arbitrator within fourteen (14) days after the service of a demand for arbitration, then the Company on the one hand and Executive on the other hand shall each select one arbitrator within ten (10) days thereafter, and the two arbitrators so selected shall mutually agree on a third (neutral) arbitrator within ten (10) days thereafter, and the panel of three arbitrators shall preside over the arbitration with the majority rendering the binding decision upon the Parties. In the event that a single arbitrator is mutually selected, the Parties shall equally split the fees and costs of the arbitrator, and in the event that a panel of three arbitrators is selected then the Parties shall equally split the fees and costs of the neutral arbitrator and the Company shall be responsible for paying the fees and costs of the arbitrator it selects and Executive shall be responsible for paying the fees and costs of the arbitrator Executive selects. The Parties shall be entitled to be represented by counsel of their choice in the arbitration proceedings, and they shall be afforded reasonable discovery, including document requests, interrogatories and depositions.

(c)Executive must submit any written demand for arbitration within six (6) months of the termination of this Agreement or accrual of the claim, whichever is soonest. Failure of Executive to do so shall result in Executive’s claim(s) being irrevocably waived, and Executive hereby expressly waives any statute of limitations which is longer than six (6) months. Any award by the arbitrator(s) pursuant to the terms of this Agreement shall be entered as a judgment and enforced by any court of competent jurisdiction. In reaching a decision, the arbitrator(s) shall interpret, apply and be bound by this Agreement and all applicable federal, state and local laws, and issue a confidential and binding opinion which states the reasons and basis of the opinion, including finding of facts and conclusions of law.

19.Indemnification and Liability Insurance. The Company shall indemnify and hold harmless Executive, to the fullest extent permitted by law and the Company’s governing documents, against all claims, expenses, damages, liabilities and losses incurred by Executive by reason of the fact that Executive is or was, or had agreed to become, an officer, employee, director, agent or fiduciary of the Company or any Rocket Company, or is or was serving at the request of the Company as an officer, director, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation, partnership, joint venture, business, person, trust, employee benefit plan or other entity. The indemnification obligations of the Company shall survive from the Effective Date of this Agreement and continue until six (6) years following his cessation of service with the applicable entity or, if longer, one (1) year after the expiration of any applicable statute of limitations for any potential claim. During the Term and for a period of six (6) years thereafter, the Company shall cause Executive to be covered by and named as an insured under any policy or contract of insurance obtained by it to insure its officers and directors against personal liability for acts, errors or omissions in connection with service as an officer or director of the Company or any of its subsidiaries or affiliates or service in any other capacities at the request of the Company. The coverage provided to Executive shall be of a scope and on terms and conditions at least as favorable as the most favorable coverage provided to any other officer or director of the Company (or any successor). Anything in this Agreement to the contrary notwithstanding, this Section 19 shall survive the termination of this Agreement for any reason. Nothing in this Agreement shall limit or reduce any other rights to indemnification that apply to Executive, whether pursuant to contract or otherwise.

20.Jointly Drafted. The Parties and their respective counsel have participated jointly in the negotiation and drafting of this Agreement, each afforded the opportunity to utilize representation by legal counsel. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

21.Cooperation. Executive agrees that, upon reasonable notice and without the necessity of the Company obtaining a subpoena or court order, Executive shall provide reasonable cooperation in connection with any suit, action or proceeding (or any appeal from any suit, action or proceeding), and any investigation and/or defense of any claims asserted against any of Executive and the Company, its respective affiliates, their respective predecessors and successors, and all of the respective current or former directors, officers, employees, shareholders, partners, members, agents or representatives of any of the foregoing, which relates to events occurring during Executive’s employment with the Company and its affiliates as to which Executive may have relevant information (including but not limited to furnishing relevant information and materials to the Company or its designee and/or providing testimony at depositions and at trial), provided that with respect to such cooperation occurring following termination of employment, the Company shall advance or promptly reimburse Executive for expenses (including attorneys’ fees) reasonably incurred in connection therewith, and further provided that any such cooperation occurring after the termination of Executive’s employment shall be scheduled to the extent reasonably practicable so as not to unreasonably interfere with Executive’s business or personal affairs.

22.Withholding Taxes. The Company may deduct and withhold from any amounts payable under this Agreement such Federal, state, local, non-U.S. or other taxes as are required to be withheld pursuant to any applicable law or regulation.

23.Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of Michigan, not including the choice-of-law rules thereof. The exclusive venues for all disputes arising out of this Agreement will be the United States District Court for the Eastern District of Michigan and the Third Judicial Circuit, Wayne County, Michigan (the “Agreed-Upon Venues”), and no other venues. The Parties stipulate that this Agreement is an arms-length transaction entered into by sophisticated parties, and that the Agreed-Upon Venues are convenient, are not unreasonable, unfair, or unjust, and will not deprive any Party of any remedy to which it may be entitled. The Parties agree to consent to the dismissal of any action arising out of this Agreement that may be filed in a venue other than one of the Agreed-Upon Venues; the reasonable legal fees and costs of the Party seeking dismissal for improper venue will be paid by the Party that filed suit in the improper venue.
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IN WITNESS WHEREOF, each of the Parties hereto have caused this Employment Agreement to be duly executed as of the Effective Date.

ROCKET LIMITED PARTNERSHIP

By: /s/ Glenn McGillivray
Title: Chief People & Places Officer
Date: 9/18/2025

/s/ Jesse K. Bray
Date: 9/18/2025

Exhibit A

April 29, 2025

Jesse K. Bray

Re: Offer of Post-Closing Employment

We are thrilled to present you with this offer to become President and Chief Executive Officer of Rocket Mortgage as a full-time team member, effective following the Closing (as defined below), on the terms set forth herein.

As you know, Mr. Cooper Group Inc. (“Mr. Cooper”) has entered into an Agreement and Plan of Merger dated as of March 31, 2025 (the “Merger Agreement”) pursuant to which Mr. Cooper has agreed to be acquired (the “Acquisition”) by an affiliate of Rocket Companies, Inc. (“Parent” and, together with any applicable subsidiary from time to time or the Company, “Rocket”). If and when the Acquisition is completed (the “Closing”), and assuming you remain an employee of Mr. Cooper through the Closing, your employment with Rocket, LLC (which, following completion of a reorganization of Rocket, shall be Rocket Limited Partnership) (the “Company”) following the Closing will be governed by the terms and conditions described further below. In addition to your role as President and Chief Executive Officer of Rocket Mortgage, you will also be appointed in an executive role at the Company.

We hope you are as excited about this opportunity as we are. On Exhibit A hereto, you’ll find a summary of the position, compensation and benefits being offered to you as a part of our world-class team. All of the terms and conditions of this offer letter and the related documents are conditioned on the Closing occurring. If the Merger Agreement is terminated prior to the Closing, or you do not remain employed by Mr. Cooper through the Closing, this offer will be null and void. In the event of any conflict or inconsistency between the terms of this offer and Exhibit A attached hereto, the terms of Exhibit A shall govern and control.

Benefits: We love our team members and their families and want to make sure you are all taken care of here. You will separately receive further information about benefits that will be available after the Closing. In some cases you may continue to be covered by certain Mr. Cooper benefit plans until such date as specified by Rocket. Rocket reserves the right to change, alter or terminate any benefit plan in its sole discretion, subject to the terms of Exhibit A. Subject to the terms of Exhibit A, all benefits are subject to change from time to time and availability is subject to plan rules.

Business Expenses: During your employment with the Company, you will be reimbursed for your validly incurred reasonable business expenses upon the properly completed and timely submission of requisite forms and receipts to the Company in accordance with the Company’s business expense reimbursement policy.

Tax Withholding and Other Miscellaneous Information: All compensation amounts referred to herein (whether cash, equity or other benefits) are subject to applicable taxes and other withholdings. As a salary exempt team member, you are not eligible for overtime premiums. You will be paid on a bi-weekly basis or otherwise in accordance with the Company’s standard payroll procedures.

In accepting this offer, you agree to the following:

Company Policies, Guidelines and Training. The Company maintains policies and guidelines and provides training that establishes certain expectations and rules concerning your conduct and performance. These policies and guidelines may affect your ability to participate in certain benefits and programs and may contain additional terms and conditions with respect to your employment. In accepting this offer, you agree to adhere to such policies and guidelines and participate in all required training sessions. Following the Closing, you will have access to the team member Company site Rockworld for more detailed information concerning some of these policies and guidelines. All Company policies and guidelines are subject to change and your continued employment with the Company is your acceptance and agreement to abide by such changes.

Background Checks. You agree to cooperate fully, at the Company’s reasonable request, in any background verification (which may include, without limitation, verification of employment, credit history, criminal history, public social media and public records searches) to the extent such verification is required for regulatory compliance purposes.

Employment Must Not Infringe Upon the Rights of Others. In accepting this offer, you represent as follows: (a) you are not subject to any employment agreement or non-compete obligation that would preclude the Company from employing you in your position; (b) you will not disclose to the Company or otherwise use any trade secrets or proprietary information from your prior places of employment; and (c) you will not refer to or otherwise solicit for employment at the Company any former coworkers or others in contravention of any still in effect non-solicitation obligations. You hereby represent to have disclosed to the Company any agreement made by you that could restrict your work activities on behalf of the Company.

Company-Issued Equipment. You will be provided with a Company-issued computer and other equipment to enable you to perform your job. Your computer and other equipment are exclusively the property of the Company, should only be used for business purposes, and must be maintained by you in good working condition. At the end of your employment, you must return your computer and all other equipment to the Company. The Company will not retrieve or provide you with personal files stored on your computer or any other Company-issued device or storage medium. You should not store any personally- sensitive or important personal documents or files on your Company-issued equipment. If you fail to return your computer and other equipment to the Company within 30 days of your last day of employment, you will be required to pay for the replacement costs. You agree that the Company shall be entitled to recover its costs and attorneys’ fees, in addition to any other available remedies, if the Company enforces its rights against you under this provision.

Employment Agreement. In accepting this offer, you agree to execute and abide by the employment agreement being contemporaneously provided to you separately (the “Employment Agreement”, which includes among other obligations non-compete, confidentiality, intellectual property assignment, and non- solicitation covenants. The terms of this offer shall prevail and govern in the event of any conflict in terms with any other agreement (including the Employment Agreement) or Company policy.

Employment At-Will. In accepting this offer, you agree that your employment with the Company hereunder and under the Employment Agreement is at the mutual consent of you and the Company, and that your employment is “at will” meaning that either you or the Company may terminate the employment relationship at any time with or without cause or advance notice (in all cases, subject to the obligations set forth on Exhibit A). Your at-will status may only be modified by way of a written agreement signed by you and an officer of the Company expressly authorized by the Board of Directors of Parent (the “Board”).

We look forward to you joining our team! This offer letter (together with Exhibit A and the Employment Agreement) constitutes the entire agreement regarding the terms and conditions of our offer of employment and your employment with the Company following the Closing, and shall supersede any prior agreements, statements or representations made between you and the Company or the Parent or any of their affiliates regarding such employment, including without limitation the Employment and Retention Agreement, effective as of October 24, 2023 between you and Mr. Cooper (the “Mr. Cooper Agreement”), except as set forth on Exhibit A. Nothing herein modifies any equity award agreement that is subject to the treatment set forth in the Merger Agreement, except as set forth on Exhibit A. By accepting this offer, you expressly agree that this offer does not constitute Good Reason (as defined in the Mr. Cooper Agreement) and that you waive any right thereunder (or under any other Mr. Cooper plan or agreement including its 2019 Omnibus Incentive Plan, as amended from time to time) to resign for Good Reason solely as a result of the Closing or of this offer.

Please review these terms to make sure they are consistent with your understanding of your role. If so, we welcome you to sign this offer letter to confirm your acceptance. We believe that you will find your career with the Company as both a rewarding and exciting journey. We look forward to having you as part of our fun and inspirational culture where you feel accepted and valued. Welcome to the team! Congratulations!

Rocket, LLC
/s/ Glenn McGillivray

AGREED TO:
/s/ Jesse K. Bray
DATE: April 29, 2025

Exhibit A to Offer Letter

Provision	Proposed Terms
Title	President and Chief Executive Officer of Rocket Mortgage
Board	Executive will be elected as a member of the Rocket Companies, Inc Board (the “Rocket Companies Board”) and, during the initial three years of his employment hereunder, will be re-nominated to the Rocket Companies Board upon any expiration of his term of service as a member of the Rocket Companies Board. Executive agrees to resign from the Rocket Companies Board upon termination of his employment for any reason, and agrees to take any action necessary to effect such resignation.
Executive will also be appointed in an executive role at Rocket, LLC (which, following completion of a reorganization of Rocket, shall be Rocket Limited Partnership).

Employment	Executive’s employment with the Company will commence on Closing and continue on an at-will basis (subject to the termination-related provisions and obligations hereunder) until terminated by either the Company or Executive.
Duties	Executive will have responsibility and authority for the mortgage operations, including but not limited to servicing, sub-servicing, purchase, refinance, wholesale lending, correspondent lending, co-issue, and title.
Reporting	Executive will report solely and directly to Varun Krishna, Chief Executive Officer of the Company.
Work Location	Executive shall be based in Dallas Texas. Executive understands that the Company’s corporate headquarters are in Detroit, Michigan, and Executive will be expected to maintain a regular in-person leadership presence at the Company’s headquarters, commensurate with the seniority of his position and to ensure his participation in key leadership moments. The Company will pay for reasonable travel and housing or other accommodations as part of such travel, in each case, in accordance with the Company’s policies and as applicable for other senior executives of the Company.
Executive further understands that the Company may reasonably require Executive to travel to other locations for Company business purposes. The Company and Executive will cooperate to determine the foregoing arrangements, taking into account Executive’s location in Dallas, Texas and make reasonable and necessary adjustments as needed.

Base Salary	Executive will be entitled to a base salary of $1,250,000, subject to increase, but not decrease, upon review by the Board.
Annual Cash Incentive	Executive will be eligible for an annual cash incentive award (the “Annual Bonus”) with a target opportunity equal to 250% of Executive’s base salary (the “Target Bonus , which will be payable in accordance with the annual cash incentive plan applicable to other senior executives of the Company, subject to increase, but not decrease, upon review by the Board.
Long-Term Equity Incentive	Executive will be eligible for an annual long-term incentive award with a target grant date fair value equal to 1000% of Executive’s base salary, subject to increase, but not decrease, upon review by the Board.
The grant timing, form, vesting terms and other conditions of such long-term incentive awards will be no less favorable than those applicable to other senior executives of the Company. The first annual award will be made in 2026, provided that Executive has not previously in 2026 received a long-term incentive award from Mr. Cooper.

Sign-On Equity Grant	On or as soon as reasonably practicable following the Closing, Executive will receive a one-time sign-on equity grant in the form of time-vesting restricted stock units with a grant date value equal to $16million (the “Sign-On Grant”), which will vest in six equal semi-annual installments on the first six semi-annual anniversaries of the Closing Date such that the award is fully vested on the third anniversary of the Closing Date. The Sign-On Grant will vest in the event of Executive’s termination without Cause or resignation for Good Reason (as defined herein) as set forth below. The number of shares underlying such Sign-On Grant will be determined based on the Company’s stock price using its standard methodology.

Mr. Cooper Equity Award	As of the date hereof, Executive holds Mr. Cooper equity awards that will be assumed by Parent pursuant to the Merger Agreement, which awards will be deemed to be service-vested and non-forfeitable as of Closing, subject to payment on their regular payment schedule. To the extent Closing has not occurred by March 2026, Mr. Cooper may grant additional equity awards, subject to the terms set forth in the schedules to the Merger Agreement which shall also apply to any such equity awards proposed for Executive.
Employee Benefit	Upon Executive ceasing to participate in the employee benefit plans of Mr. Cooper, Executive will be eligible to participate in the employee benefit plans made available to other senior executives of the Company, subject to the applicable terms and conditions of such plans as may be amended from time to time.
Expense Reimbursement	Executive will be entitled to reimbursement for reasonable business expenses (including travel expenses ) in accordance with the Company’s expense reimbursement policies.
Indemnification; D&O Insurance	The Company will indemnify Executive to the fullest extent permitted by law. In addition, Executive will be covered by the Company’s D&O insurance policy, both during and after the period of his service to the Company for so long as the potential for liability exists, on terms consistent with those for other directors and officers of the Company.
Restrictive Covenants	Under the Employment Agreement, Executive will be subject to certain restrictive covenants consistent with those provided under the Mr. Cooper Agreement, except that the “Restricted Period” (as defined therein) shall run until the later of the third anniversary of the Closing and the second anniversary of Executive’s termination of employment. For the avoidance of doubt, the restrictive covenants contained in the Mr. Cooper Agreement will be superseded in their entirety by those contained in the Employment Agreement.

Termination without Cause or Resignation for Good Reason	Executive will be entitled to the same cash severance protections upon a termination without Cause or resignation for Good Reason at any time (i.e., without regard to the expiration date of the Mr. Cooper Agreement) as provided under the Mr. Cooper Agreement, subject to Executive’s execution of a release of claims in favor of the Company, except with the modified Good Reason definition as specified herein.
On such a qualifying termination, and subject to the same conditions, (i) the Sign-On Grant will fully vest (ii) in respect of any annual long-term Parent equity awards to Executive, (x) time-based awards that would otherwise have vested within the 12-month period following such termination will accelerate and vest, and (y) performance-based awards will be subject to pro-rata vesting (determined based on months served during the performance period) based on actual performance determined at the end of the performance period and (iii) if such qualifying termination occurs prior to the 18 month anniversary of Closing, Executive will receive a prorated bonus equal to the greater of (1) the Target Bonus for the year of termination or (2) the actual Annual Bonus earned for the immediately preceding fiscal year, in either case, prorated based on the number of days employed during the year of termination. Except as set forth herein, in the event of a termination of employment for any other reason (including, for the avoidance of doubt, a voluntary retirement), any unvested annual long-term equity awards shall be forfeited without consideration therefor, except as otherwise set forth in the standard form award agreements in effect from time to time.

Termination upon death or Disability	Executive will be entitled to the following upon a termination due to death or disability (as defined in Parent’s equity incentive plan): (i) 18 month’s COBRA premiums, (ii) Sign-On Grant will fully vest and (iii) all other long-term incentive equity awards granted by Parent will have terms that are consistent with grants made in the applicable year of grant to other senior executives of the Company.
280G Gross-Ups	The Company will honor the 280G gross-up agreement entered into between Executive and Mr. Cooper before Closing to the extent permitted by the Merger Agreement.
Definition of “Cause”	Same as provided under the Mr. Cooper Agreement
Definition of “Good Reason”	Same as provided under the Mr. Cooper Agreement, except that any basis for Good Reason (i) arising as a result of the diminution of Executive’s duties or responsibilities or other similar provision will be determined with reference t o Executive’s status title, position, compensation, or responsibilities as President and Chief Executive Officer of Rocket Mortgage as set forth herein, (ii) will not include not reporting to any board of directors, and (iii) arising as a result of location of services will be determined with reference to the Company’s compliance with the terms set forth herein under “Work Location” above. For clarity, a material breach by the Company and its affiliates of this Agreement shall be considered a material breach of the Mr. Cooper Agreement entitling Executive to terminate employment for Good Reason.